Skadden, Arps, Slate, Meagher & Flom llp One Manhattan West New York, NY 10001 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com October 27, 2023

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Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	SILVERspac Inc. Form 10-K for the year ended December 31, 2022 File No. 001-40783

Dear Ladies and Gentlemen:

This letter sets forth the response of SILVERspac Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated September 13, 2023 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on March 31, 2023.

Below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the headings and numbered comments in this letter correspond to those contained in the Comment Letter.

Form 10-K for the year ended December 31, 2022

General

1.	Staff’s Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

U.S. Securities and Exchange Commission

October 27, 2023

Response: The Company acknowledges the Staff’s comment and advises that its sponsor, SILVERspac Sponsor LLC, a Delaware limited liability company (the “Sponsor”), is controlled by SILVERspac Management LLC, a Delaware limited liability company (the “Manager”), its managing member. The Manager is member-managed and its members are Mr. Charles Federman and Mr. Tal Kerret. Each of Mr. Charles Federman and Mr. Tal Kerret are U.S. persons. Subject to the other parties involved in a potential initial business combination, the Company does not believe that any of the aforementioned facts or relationships regarding the Sponsor would, by themselves, subject a potential initial business combination to regulatory review, including review by CFIUS, nor does the Company believe that if such a review were conceivable that, based solely on such facts or relationships, such a potential initial business combination ultimately would be prohibited.

More importantly, the Company advises the Staff that it is no longer pursuing an initial business combination with a target. As such, (a) on September 28, 2023, each of the issued and outstanding Class A ordinary shares, par value $0.0001 per share, of the Company (the “Class A Shares”) were redeemed by the Company and were cancelled, (b) on September 29, 2023, each of the issued and outstanding redeemable warrants of the Company (the “Warrants”) were deemed null, void, and worthless and were cancelled, and (c) as a result of the cancellation of the Class A Shares and Warrants, there are no issued and outstanding units, consisting of one Class A Share and one-third of one Warrant, of the Company (the “Units” and, collectively with the Class A Shares and Warrants, the “Registered Securities”). The listing of the Registered Securities on The Nasdaq Stock Market LLC was terminated as of September 27, 2023, and on October 19, 2023 the Company filed a certification on Form 15 under the Exchange Act requesting the deregistration of the Registered Securities under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act. As a result, as of the date of this letter, there are no issued and outstanding Registered Securities and the Company does not expect to be required to make any future filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

U.S. Securities and Exchange Commission

October 27, 2023

Please contact me at (212) 735-3694 should you require further information.

Very truly yours,

/s/ Michael J. Schwartz

Via E-mail:

cc:	SILVERspac Inc.
Charles Federman

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel

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